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        Following the announcement, on 18 July 2002, of the appointment of Messrs Manfred Häussler and Ludger Staby and Dr. Pierre Jungels to the Board of Imperial Tobacco Group PLC, with effect from 1 August 2002, the Company was today advised that Mr Häussler held 17,850 ordinary shares of 10p each in the Company upon his appointment becoming effective. Neither Mr. Staby nor Dr. Jungels currently hold shares in the Company.

        Following the announcement, on 18 July 2002, of the appointment of Messrs Manfred Häussler and Ludger Staby and Dr. Pierre Jungels to the Board of Imperial Tobacco Group PLC, with effect from 1 August 2002, the information below is given in compliance with rule 16.4 of the Financial Services Authority Listing Rules.

        Mr. Häussler has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

        Manfred Häussler:

  (i)
  Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

  (ii)
  Does not have any unspent convictions in relation to indictable offences.

  (iii)
  Has not been declared bankrupt or made any voluntary arrangements with his creditors.

  (iv)
  Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

  (v)
  Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

  (vi)
  Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

  (vii)
  Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

        Mr. Staby has held the following Directorships in publicly quoted companies over the five years preceding the date of his appointment:

        Current:

  B & L Immobilien AG (Germany)
  Systematics AG (Germany)
  FroSta AG (Germany)

        Past:

  Wünsche AG (Germany) to June 2002
  Sachsenring AG (Germany) to June 2002

        Ludger Staby:

  (i)
  Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

  (ii)
  Does not have any unspent convictions in relation to indictable offences.

  (iii)
  Has not been declared bankrupt or made any voluntary arrangements with his creditors.

  (iv)
  Was a member of the Supervisory Board of Wünsche AG and Sachsenring AG both German companies that became insolvent in June 2002 and are under (preliminary) administration. He has not been a director of any other company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

  (v)
  Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

  (vi)
  Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

  (vii)
  Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

        Dr. Jungels has held the following Directorship in a publicly quoted company over the five years preceding the date of his appointment.

        Past:

  Enterprise Oil PLC to 31 October 2001

        Pierre Jungels:

  (i)
  Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

  (ii)
  Does not have any unspent convictions in relation to indictable offences.

  (iii)
  Has not been declared bankrupt or made any voluntary arrangements with his creditors.

  (iv)
  Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

  (v)
  Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

  (vi)
  Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

  (vii)
  Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

T M Williams
Assistant Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of shareholder having a major interest

  Legal and General Investment Management Limited

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

  Material Interest

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 886603	210,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,380,531
HSBC Global Custody Nominee (UK) Ltd A/c 754612	98,000
HSBC Global Custody Nominee (UK) Ltd A/c 252605	489,396
HSBC Global Custody Nominee (UK) Ltd A/c 360509	594,513
HSBC Global Custody Nominee (UK) Ltd A/c 357206	16,398,876
HSBC Global Custody Nominee (UK) Ltd A/c 130007	45,041
HSBC Global Custody Nominee (UK) Ltd A/c 904332	62,880
HSBC Global Custody Nominee (UK) Ltd A/c 866203	670,200
5.
Number of shares/amount of stock acquired

  120,000

6.
Percentage of issued class

  0.01645

7.
Number of shares/amount of stock disposed

  N/A

8.
Percentage of issued class

  N/A

9.
Class of security

  Ordinary shares of 10 pence each

10.
Date of transaction

  7 August 2002

11.
Date company informed

  12 August 2002

12.
Total holding following this notification

  21,949,437

13.
Total percentage holding of issued class following this notification

  3.01

14.
Any additional information

  N/A

15.
Name of contact and telephone number for queries

  Trevor Williams
  Assistant Company Secretary
  0117 933 7410

16.
Name and signature of authorised company official responsible for making this notification

  Trevor Williams
  Assistant Company Secretary
  0117 933 7410

  Date of notification

  12 August 2002

  The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

        Imperial Tobacco was notified on 12th August 2002 of a correction to the directors shareholding announcement made on 2nd May 2002 at 10.43 under RNS No. 4181V.

        The number of shares in which D C Bonham has an interest following the rights issue should read 131,468 Ordinary Shares and not 132,795 Ordinary Shares as previously stated.

        All other details remain the unchanged and the full amended text is stated below.

        Notification of Directors Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329 following completion of the Rights Issue announced by Imperial Tobacco Group PLC on 7 March 2002.

        The aggregate Companies Act interest of the Directors, immediately following the completion of the Rights Issue (including interests of persons connected with them (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed, and the existence of which is known to, or could with reasonable diligence be ascertained by that Director) in the ordinary share capital of the Company which are required to be notified by each Director to the Company pursuant to section 324 or 328 of the Act or are required to be entered in the register referred to in section 325 of the Act are as follows:

	Immediately following Rights Issue
Director	No. of Ordinary Shares(1)	% of issued share capital
D C Bonham	131,468	0.02
A G L Alexander	135,140	0.02
G Davis	606,260	0.08
R Dyrbus	397,440	0.05
S P Duffy(2)	6,047	<0.01
S Huismans	3,682	<0.01
I J G Napier	1,454	<0.01

(1)
This includes, where applicable, interests in Ordinary Shares under the Sharesave Scheme and conditional awards under the Share Matching Scheme and Long Term Incentive Plan. These interests have now been adjusted to reflect the effects of the Rights Issue. In each case the adjustment has been made in accordance with the share scheme rules and accepted by the Company's auditors as fair and reasonable, and where appropriate the Inland Revenue.

(2)
In respect of the irrevocable undertaking made by S P Duffy to hold 6,561 ordinary shares immediately following the Rights Issue, due to restrictions under Personal Equity Plan regulations he was unable to take up those rights in full and the holding he achieved was limited to 6,047 ordinary shares, having exercised all best endeavours.

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis and Robert Dyrbus (together, "the Directors").

        Imperial Tobacco Group PLC was yesterday advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the following Directors transferred shares from their existing holdings in order to participate in the Company's Share Matching Scheme. The shares will be matched with free ordinary shares of 10 pence each over a five-year period up to a maximum ratio of one to one.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated	Resultant aggregate Companies Act interests.
Mr Gareth Davis	12 August 2002	294	294	607,759
Mr Robert Dyrbus	12 August 2002	294	294	397,734

        In addition, the Trust holds a total of 607,644 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of director

  Mr Simon P Duffy

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Holding by Director in 2 above

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Henderson Nominees Limited PEP's Account

5.
Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(a)
General Discretionary PEP—Dividend reinvestment

(b)
Single Company Discretionary PEP—Dividend reinvestment
7.
Number of shares/amount of stock acquired

  (a) 17, (b) 7

8.
Percentage of issued class

  0.000003

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  Ordinary shares of 10p each

12.
Price per share

  £10.49

13.
Date of transaction

  15 August 2002

14.
Date company informed

  15 August 2002

15.
Total holding following this notification

  6,707

16.
Total percentage holding of issued class following this notification

  0.0009

  If a director has been granted options by the company please complete the following boxes

17.
Date of grant

  N/A

18.
Period during which or date on which exercisable

  N/A

19.
Total amount paid (if any) for grant of the option

  N/A

20.
Description of shares or debentures involved: class, number

  N/A

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  N/A

22.
Total number of shares or debentures over which options held following this notification

  N/A

23.
Any additional information

  N/A

24.
Name of contact and telephone number for queries

  T M Williams, Assistant Company Secretary, 0117 963 6636

25.
Name and signature of authorised company official responsible for making this notification

  T M Williams, Assistant Company Secretary

  Date of Notification 15 August 2002

        Imperial Tobacco Group PLC has today received a notification dated 28 August 2002 that the holding of AXA S.A. has fallen below the notification threshold and therefore ceases to be notifiable under Part VI of the Companies Act 1985 (as amended by the Companies Act 1989).

T M WILLIAMS
ASSISTANT COMPANY SECRETARY

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SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS